Brown Advisory Funds
901 South Bond Street, Suite 400
Baltimore, Maryland 21231

            September 23, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
Attn: Asen Parachkevov, Esq.
100 F Street, N.E.
Washington, D.C. 20549

Re:           REQUEST FOR ACCELERATION

Brown Advisory Funds (the “Trust”)
Registration Statement on Form N-14
File No. 333-205936

Dear Mr. Parachkevov:

On behalf of the Trust and its series, Brown Advisory Global Leaders Fund (the “Fund”), we hereby request acceleration of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”), which was previously filed on September 16, 2015 (the “Amendment”), so that the Amendment would be declared effective on Wednesday, September 23, 2015, or as soon as practicable thereafter.

Pursuant to the U.S. Securities and Exchange Commission’s (the “Commission”) authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment be accelerated to Wednesday, September 23, 2015, or as soon as practicable thereafter.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	The Trust and the Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or require further information, please contact Patrick Turley at (202) 261-3364 or the undersigned at (414) 765-5366.

Very truly yours,

/s/ Edward Paz
Edward Paz
Secretary

cc:           Patrick W.D. Turley, Esq., Dechert LLP

QUASAR DISTRIBUTORS, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 23, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
Attn: Asen Parachkevov, Esq.
100 F Street, N.E.
Washington, D.C. 20549

Re:           REQUEST FOR ACCELERATION

Brown Advisory Funds (the “Trust”)
Registration Statement on Form N-14
File No. 333-205936

Ladies and Gentlemen:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 that was filed by the Trust on behalf of the Brown Advisory Global Leaders Fund on September 16, 2015, be accelerated to September 23, 2015 or as soon as practicable thereafter.

Very truly yours,

QUASAR DISTIBUTORS, LLC

/s/ James Schoenike

President